UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                 to

Commission File Nos. 333-66430 and 333-100794

A.Full title of the plan and the address of the plan, if different from that of the issuer named below: SPARTANNASH COMPANY SAVINGS PLUS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

  as of December 31, 2015 and 2014

Statements of Changes in Net Assets Available for Benefits for the year ended

  December 31, 2015 and December 31, 2014

Notes to Financial Statements

Supplemental Schedule as of December 31, 2015

EXHIBITS

The following exhibits are filed as part of this report:

23	Consent of Independent Registered Public Accounting Firm

99.1	Performance Table

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN

Dated:	June 15, 2016	By:	SPARTANNASH COMPANY
Plan Administrator

		By:	/s/ Christopher P. Meyers
Christopher P. Meyers
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm

99.1	Performance Table

SpartanNash Company

Savings Plus Plan

Financial Statements

and

Supplementary Information

For the Years Ended

December 31, 2015 and 2014

SpartanNash Company Savings Plus Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

SpartanNash Company Savings Plus Plan

850 76th Street

Grand Rapids, Michigan  49518

We have audited the accompanying statements of net assets available for benefits of the SpartanNash Company Savings Plus Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying December 31, 2015 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the SpartanNash Company Savings Plus Plan’s financial statements.  The information in the supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Rehmann Robson LLC
REHMANN ROBSON LLC

Grand Rapids, Michigan
June 15, 2016

SpartanNash Company Savings Plus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2015	2014
ASSETS
Investments at fair value
Plan interest in SpartanNash Company Savings Plus Master Trust	$407,395,565	$424,247,148

Receivables
Employer contributions	4,476,913	2,483,143
Notes receivable from participants	6,131,021	4,582,122

Total receivables	10,607,934	7,065,265

Total assets	418,003,499	431,312,413

LIABILITIES
Excess contributions payable (equal to total liabilities)	479,367	135,121

Net assets available for benefits	$417,524,132	$431,177,292

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2015	2014
Additions to net assets attributed to
Contributions
Participants	$18,346,931	$9,471,303
Employer	10,931,426	5,566,086
Rollover	1,115,124	281,301

Total contributions	30,393,481	15,318,690

Investment income
Net depreciation in aggregate fair value of investments in SpartanNash Company Savings Plus Master Trust	(19,635,997)	(986,320)
Dividends and interest	21,504,820	12,004,663

Total investment income	1,868,823	11,018,343

Interest income – notes receivable from participants	290,742	195,710

Total additions	32,553,046	26,532,743

Deductions from net assets attributed to
Benefits paid to participants	45,731,314	23,084,430
Administrative expenses	490,830	157,690

Total deductions	46,222,144	23,242,120

Net (decrease) increase before Plan transfers	(13,669,098)	3,290,623

Transfers from Nash Finch Company Profit Sharing Plan (Notes 1 and 8)	-	221,540,737
Net transfers from (to) union plan	15,938	(18)

Net (decrease) increase	(13,653,160)	224,831,342

Net assets available for benefits
Beginning of year	431,177,292	206,345,950

End of year	$417,524,132	$431,177,292

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SpartanNash Company Savings Plus Plan, formerly known as Spartan Stores, Inc. Savings Plus Plan, (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all non-union employees of SpartanNash Company (the “Plan Sponsor” or “Company”) as well as union associates of MDV, a division of SpartanNash, at the Landover, MD, Norfolk, VA, and Columbus, GA distribution facilities.  Employees are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21.  Union employees of MDV in Norfolk and Columbus are eligible upon hire date.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Special eligibility rules apply to employees who became employed by the Company as a result of the acquisition of certain assets of Dan's Super Market, Inc. ("Dan's") on June 16, 2015.  These employees became eligible to participate in the Plan on July 1, 2015 if the participant had at least six months of continuous service since his most recent Dan's hire date and was at least age 21 as of June 30, 2015.

The Nash Finch Company Profit Sharing Plan, a tax-qualified 401(k) savings plan, was merged into the SpartanNash Company Savings Plus Plan at the close of business on December 31, 2014.  These financial statements do not include any of the activity of the Nash Finch Company Profit Sharing Plan for 2014.  Effective January 1, 2015, the name of the Plan was changed to the “SpartanNash Company Savings Plus Plan.”

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions, up to the maximum allowed by the Internal Revenue Code.  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  The 2015 and 2014 Company contribution to each qualified participant’s account was 50% of the first 6% of eligible compensation deferred by the participant, except no matching contributions are made with regard to catch-up contributions.  Participants may also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans.

The Company may also elect to make a discretionary profit sharing contribution to the Plan for eligible participants.  Employees are eligible to receive discretionary profit sharing contributions on the first date of entry (January 1 or July 1) after the participant completes one year of service, with 1,000 hours, and attains age 21.  The profit sharing contribution is targeted at 1.5% of eligible compensation annually, subject to the Company’s fiscal year end results and approval by management after Plan year end.  The contribution for 2015 and 2014 was approved at 1.3725% and 1.6% of eligible compensation for a total of $4,476,913 and $2,440,577, respectively, and is included within employer contributions receivable in the statements of net assets available for benefits.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Contributions received from participants for 2015 and 2014 are net of payments of $479,367 and $135,121, respectively, made in 2016 and 2015, respectively, to certain active participants to return excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  These amounts are recognized in the Plan’s statements of net assets available for benefits as “excess contributions payable” at December 31, 2015 and 2014.

Investment Options

Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (Note 2).  The Plan offers mutual funds and a stable value common collective trust.  Effective December 31, 2014, the Plan no longer offered the common stock of the Plan Sponsor as an investment option for future contribution elections.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching and discretionary profit sharing contributions, when made, Plan earnings or losses and charged with an allocation of administrative expenses.  Plan earnings or losses are allocated based on the ratio of each participant’s account balance to the total account balance.  The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the participant’s vested percentage in their matching and discretionary profit sharing contribution accounts is based upon years of vested service.  A participant is 100% vested after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 ($500 for loans issued prior to December 31, 2014), up to a maximum of 50% of the participant’s vested account balance reduced by the outstanding balance of any other loan to the participant.  Additionally, to be non-taxable, the note receivable cannot exceed $50,000; reduced by the participant’s highest outstanding notes receivable balance during the 12-month period immediately preceding the note receivable issuance date.  The terms for new notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence.  The notes receivable are collateralized by the balance in the participant’s account and bear interest at annual rates ranging from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time of the issuance of the note receivable.  Notes receivable from participants that are transferred into the Plan continue under their original terms through final payoff.  Principal and interest is reimbursed ratably through payroll deductions.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant’s account or installment payments as defined by the Plan agreement.  All participant accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan.  In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age.  The Plan also permits withdrawals of active participants’ elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeitures

Forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan or to reduce future Company matching contributions.  During 2015 and 2014, forfeited nonvested accounts of $114,188 and $58,280, respectively, were used to pay administrative expenses.  During 2015 and 2014, forfeited nonvested accounts of $186,922 and $185,653, respectively, were used to offset Company contributions.  At December 31, 2015 and 2014, forfeited nonvested accounts totaled $16,845 and $29,658, respectively.  These accounts will be used to pay future administrative expenses and reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan.  An administrative fee is charged to those participants electing to receive a distribution.  There is also an administrative service fee charged to the individual participant’s account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2014 financial statements to conform to the 2015 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisor.  See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade-date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.  Interest income from notes receivable from participants is recorded on the accrual basis.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

Recently Issued Accounting Standards

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, “Plan Accounting: Topic 960, Defined Benefit Pension Plans; Topic 962, Defined Contribution Pension Plans; Topic 965, Health and Welfare Benefit Plans.”  ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Earlier application is permitted.  Part I of this ASU clarifies that contract value is the only required measurement for Fully Benefit-Responsive Investment Contracts (“FBRICs”) and clarifies that indirect investments in FBRICs should no longer be reflected as FBRICs and therefore, should be reported as an investment at fair value. Part I is effective on a retrospective basis and the Company has elected to adopt Part I of this ASU for the year ended December 31, 2015. The adoption of this ASU did not impact the Plan’s Statements of Net Assets Available for Benefits as the stable value collective trust is reported at fair value without an adjustment to contract value. Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent 5% or more of net assets available for benefits, and the net appreciation (depreciation) in fair value of investments by general type of investment. It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class. Further, disclosure of significant investment strategies for an investment in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity when the plan measures that investment using the Net Asset Value (“NAV”) practical expedient is no longer required. Part II is effective on a retrospective basis and the Plan has elected to adopt Part II of this ASU for the year ended December 31, 2015. Other than the elimination of the

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

above noted disclosures, the early adoption of Part II did not have a material impact on the financial statements. Part III of this ASU allows a plan to measure its investments as of the month-end date that is closest to the plan’s fiscal year-end.  If a plan applies this practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan’s fiscal year-end, the plan should disclose such amount(s). Part III is effective on a prospective basis and the Plan has elected to adopt Part III of this ASU for the year ended December 31, 2015. Other than the change to disclosures, the early adoption of Part III did not have a material impact on the financial statements.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent).” This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments in ASU 2015-07 are effective for fiscal years beginning after December 15, 2015. The amendment is effective on a retrospective basis and early adoption is permitted. The Plan has elected to adopt the ASU for the year ended December 31, 2015. Other than the change to disclosures, the adoption of this standard did not have a material impact on the financial statements.

2.	INVESTMENTS

The Plan’s investments consist of an interest in the SpartanNash Company Savings Plus Master Trust (the “Master Trust”), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. (“Fidelity”).  The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for Union Associates for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans.  The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The net depreciation for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are as follows for the years ended December 31:

	2015	2014
Total net depreciation in fair value of investments	$(21,180,498)	$(1,086,230)

The assets of the Master Trust are summarized as follows at December 31:

	2015	2014
Investments at fair value:
Mutual funds	$378,716,264	$389,836,819
Stable Value Common Collective Trust	55,116,739	59,585,647
Common stock	5,476,430	7,481,721

Total investments	$439,309,433	$456,904,187
Plan’s investment in the Master Trust	$407,395,565	$424,247,148
Plan’s percentage interest in total assets of the Master Trust	92.74%	92.85%

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.   There have been no changes in the methodologies used at December 31, 2015 and 2014:

Mutual funds:  Shares held in mutual funds valued at active market prices that represent the NAV of shares held by the Plan at year end and are classified as Level 1.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding.  Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC.  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Stable value common/collective trusts:  These investments are public investment securities valued using the NAV and are classified as “Other”. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The fair value of investments held in the Vanguard Retirement Savings Trust II as of December 31, 2015 and 2014, a stable value common/collective trust (CCT), is based on the NAV as reported by the issuer of the collective trust fund as of or close to the financial statement date. The Plan also held a CCT issued by Fidelity as of December 31, 2014 for which they provided the fair value based on the underlying investments.  The CCT’s invest primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income and are designed to allow the CCT to maintain a constant net asset value.  The CCT provides for daily redemptions

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

by the Plan at reported net asset value, with no advance notice requirements or unfunded commitments.

Common stock:  SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31:

	2015
	Total	Level 1	Level 2	Level 3	Other (1)
Mutual funds	$378,716,264	$378,716,264	$-	$-	$-
Stable Value Common/
Collective Trust	55,116,739	-	-	-	55,116,739
Common stock	5,476,430	5,476,430	-	-	-

Total investments	$439,309,433	$384,192,694	$-	$-	$55,116,739

	2014
	Total	Level 1	Level 2	Level 3	Other (1)
Mutual funds	$389,836,819	$389,836,819	$-	$-	$-
Stable Value Common/
Collective Trust	59,585,647	-	-	-	59,585,647
Common stock	7,481,721	7,481,721	-	-	-

Total investments	$456,904,187	$397,318,540	$-	$-	$59,585,647

(1)	Assets are measured at the NAV (or its equivalent) on a non-active market and therefore have not been classified in the fair value hierarchy.
4.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Substantially all professional fees for the administration and audit of the Plan are paid by the Company.  Other professional fees related to the trustee and custodial services for the Plan’s assets were paid by the Plan to Fidelity.  The fees paid by the Plan for these services, net of forfeitures, amounted to $376,641 and $99,409 for 2015 and 2014, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan.  Such investments fall within the investment guidelines of the Plan and are considered related party transactions.  The participating plans in the Master Trust together held $79,531,839 and $106,786,632 in such investments as of December 31, 2015 and 2014, respectively.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

The Plan’s investment in SpartanNash Company common stock as of December 31, 2015 and 2014 represents a party-in-interest transaction.  The participating plans in the Master Trust together held 253,070 and 286,217 shares of SpartanNash Company common stock as of December 31, 2015 and 2014, respectively, representing approximately 0.67% and 0.76%, respectively, of the Company’s outstanding shares as of each of those dates.

Cash dividends of $137,491 and $151,288 were paid to the Master Trust by the Company during 2015 and 2014, respectively, based on shares held by the Master Trust on the dates of declaration.  This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2012, that the Plan and the related Master Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.  In January 2016, the Plan applied for a new determination letter but has not yet received a reply.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6.	PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their account.  Any unallocated assets of the Plan would be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.	RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, a stable value common collective trust and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	TRANSFERS OF ASSETS TO OR FROM THE PLAN

Assets totaling $221,540,737 were transferred into the Master Trust on December 31, 2014 in conjunction with the merger of the Nash Finch Company Profit Sharing Plan.  Assets totaling $15,938 and ($18) were transferred to (from) the Plan in the normal course of Plan activities during 2015 and 2014, respectively, from (to) the SpartanNash Company Savings Plus Plan for Union Associates in connection with a change in employment status of certain SpartanNash Company associates.

* * * * *

SUPPLEMENTARY INFORMATION

SpartanNash Company Savings Plus Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

PLAN #002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$407,395,565

*	Notes receivable from participants	Maturity 1-14 years, with annual rates ranging between 4.25% and 9.25%; collateralized by participant account balances	6,131,021

	Total		$413,526,586

a)An asterisk in this column identifies a person known to be a party-in-interest.